Exhibit 99.1

AgileThought Inc. Announces Closing of $25 Million Public Offering of Class A Common Stock

Irving, Texas (December 27, 2021) — AgileThought, Inc. (“AgileThought” or the “Company”) (NASDAQ: AGIL), a global provider of digital transformation services, custom software development, and next generation technologies, today announced the closing of an underwritten public offering (the “Offering”) of 3,560,710 Class A Common Stock at a price to the public of $7.00 per share. The Company also granted the underwriters a 30-day option to purchase up to 534,106 additional shares at the price to the public, less the underwriting discounts and commissions.

After deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the net proceeds to the Company were approximately $22 million. The Company intends to use 60% of the net proceeds from the offering to repay a portion of its outstanding indebtedness, and the remainder will be used for general corporate purposes.

A.G.P./Alliance Global Partners acted as the sole book-running manager for this offering.

The offering was conducted pursuant to AgileThought, Inc.’s registration statement on Form S-1 (File No. 333-261425) previously filed with the Securities and Exchange Commission ("SEC") and declared effective on December 21, 2021. The final prospectus relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering, when available, may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022 at (212) 624-2060.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding the proceeds to be received by us in the offering, expected use of proceeds and the timing of closing of the offering. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from results expressed or implied in this press release, including but not limited to the risks and uncertainties contained in the Risk Factors section of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which we filed with the Securities and Exchange Commission on November 15, 2021, subsequent filings with the SEC and the preliminary prospectus related to the public offering. AgileThought assumes no obligation, and does not intend, to update these forward-looking statements as a result of future events or developments.

Contact Information

Investor Relations:
Olga Shinkaruk
investorrelations@agilethought.com